                                   FORM 6-K

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                       Commission File Number:333-10486

                         For the Month of October 2001


                           Trend Micro Incorporated
                (Translation of registrant's name into English)


            Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,
                       Sibuya-ku, Tokyo 151-8583, Japan
                   (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F   X              Form 40-F ____
                             -----


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes _____        No  X
                                               -----


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Information furnished on this form:

                               Table of Contents

1. Press release dated October 25, 2001 relating to the Japanese GAAP consolidated interim financial information (unaudited) of the registrant and its consolidated subsidiaries for the quarter ended September 30, 2001.

2. Report on the Japanese GAAP consolidated interim financial information (unaudited) of the registrant and its consolidated subsidiaries for the quarter ended September 30, 2001 (English translation).

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 Trend Micro Incorporated


Date: October 29, 2001                           By: /s/ Toshihiro Watanabe
                                                     ---------------------------
                                                     Toshihiro Watanabe
                                                     Representative Director and
                                                     Senior Executive Vice
                                                     President

                                                                    Attachment 1


For Immediate Release
---------------------



              Trend Micro Announces Record Third Quarter Results

         Sales climb 42% YoY and ordinary income rises 22% in 3Q 2001

Tokyo, Japan - October 25, 2001 - Trend Micro Inc. (TSE: 4704; Nasdaq: TMIC), a worldwide leader in antivirus and Internet content security solutions, reported consolidated sales of 7,548 million yen (63 million US $) and ordinary income of 2,305 million yen (19 million US $) for the third quarter of fiscal 2001, ended September 30, 2001. The figures reflect gains of 41.6% in sales and 22.1% in ordinary income compared with the same period a year ago. This increase was driven by solid, well-balanced growth in all three major markets: Japan, North America, and Europe. Europe led all regions with rapid sales growth of 85% over 3Q 2000. Japan remained the largest market, with sales rising 32% to 2,921 million yen from 2,217 million yen in 2000 Major account wins in Q3 included IBM, Sprint, Sony HSBC, US Deptt of Justice and Transportation, and City of
San Francisco.

If the results were not adjusted in accordance with a new revenue recognition policy, sales would have shown annual growth of 49.6% to 7,973 million yen (66US $), and ordinary income would have risen 44.6% to 2,730 million yen (22million US $) in the quarter.
(Exchange rate 1US$= 119.40 JPY)

Further details can be obtained at
http://www.antivirus.com/corporate/investor_relations
-----------------------------------------------------

Third Quarter FY 2001 (July 1 through September 30, 2001) unaudited

 . Consolidated Unaudited Results of Operations for Three Quarters Ending
  September 30, 2001
(1)  Consolidated Results of Operations


------------------------------------------------------------------------------------------------------------------------------
                                                                               2001 (Note) 2
                                      ----------------------------------------------------------------------------------------
                                         Current third quarter                           Year-to-date
                                                                                           results
                                           From July 1, 2001         Growth Rate         From January 1,      Growth Rate
                                                                                            2001
                                          To September 30, 2001                          To September
                                                                                           30, 2001
------------------------------------------------------------------------------------------------------------------------------
                                              Millions of yen               %          Millions of yen                %
Sales                                            7,548                  41.6               20,488                 37.2
Cost of sales                                      370                  82.3                1,102                 36.6
                                      ----------------------------------------------------------------------------------------
Gross profit                                     7,178                  40.0               19,385                 37.3
Selling, general and
administrative expenses                          4,512                  37.2               13,820                 49.1
                                      ----------------------------------------------------------------------------------------
Operating income                                 2,665                  45.0                5,564                 14.6
Non-operating income                                30                 -84.2                  559                 48.7
Non-operating expense                              390                 180.6                  814                120.6
                                      ----------------------------------------------------------------------------------------
Ordinary income                                  2,305                  22.1                5,309                  9.2
Unusual gains                                        -                     -                    -               -100.0
Unusual losses                                      17                     -                5,145            171,400.0
                                      ----------------------------------------------------------------------------------------
Income before taxes                              2,288                  21.2                  163                -97.2
------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------
                                          2000 (Note) 1, 2
------------------------------------------------------------------------
                                Previous third          Year-to-date
                                    quarter               results
                               From July 1, 2000       From January 1,
                                                            2000
                                To September 30,        To September
                                      2000                 30, 2000
------------------------------------------------------------------------
                                 Millions of yen       Millions of yen
Sales                                  5,330               14,930
Cost of sales                            203                  807
                              ------------------------------------------
Gross profit                           5,126               14,123
Selling, general and
administrative expenses                3,288                9,268
                              ------------------------------------------
Operating income                       1,838                4,854
Non-operating income                     190                  376
Non-operating expense                    139                  369
                              ------------------------------------------
Ordinary income                        1,888                4,861
Unusual gains                              -                1,033
Unusual losses                             -                    3
                              ------------------------------------------
Income before taxes                    1,888                5,890
------------------------------------------------------------------------

Note   1. Change in accounting principle: Please] see "Note on Change in
          Accounting Principle" below.

(2) Geographic segment information
Sales to third parties

-----------------------------------------------------------------------------------------------------------------------------------
                                         2001 (Note) 2                                        2000 (Note) 1, 2
                         ----------------------------------------------------------------------------------------------------------
                         Current third quarter      Year-to-date results      Previous third quarter       Year-to-date results
                           From July 1, 2001        From January 1, 2001        From July 1, 2000         From January 1, 2000
                          To September 30, 2001     To September 30, 2001      To September 30, 2000       To September 30, 2000
-----------------------------------------------------------------------------------------------------------------------------------
                             Millions of yen            Millions of yen          Millions of yen             Millions of yen
Japan                             2,921                       7,408                    2,217                       5,873
North America                     2,197                       6,215                    1,522                       4,300
Taiwan                              443                       1,326                      500                       1,332
Europe                            1,516                       4,312                      816                       2,686
Others                              470                       1,224                      274                         737
-----------------------------------------------------------------------------------------------------------------------------------
       Total                      7,548                      20,488                    5,334                      14,930
-----------------------------------------------------------------------------------------------------------------------------------

      Note     1. Classification of countries and regions is based on
                  geographical proximity.

               2. Classification of countries and regions into each geographic segment.
                  North America: U.S.A.
                  Europe       : Italy, Germany, France, UK
                  Others       : Korea, Australia, Brazil,Hong Kong, Malaysia,
                                 Mexico, New Zealand, China

(3)  Affiliated companies:
     Number of consolidated subsidiaries: 18
     Number of unconsolidated subsidiaries:  0

Financial data for the third quarter of FY 2000 is provided solely for comparison purposes, as the Company did not prepare quarterly earnings statements last year. Moreover, the figures for Q1 FY 2001 and Q1 FY 2000 have not been audited by the Company's certified public accountants or independent auditors, and the financial results described in this release were prepared in accordance with Japanese generally accepted accounting principles (GAAP).

Note on Change in Accounting Principle
--------------------------------------
Until the end of FY 2000, the Company and Trend Micro Incorporated (Taiwan) booked revenue for Premium Support and other post-contract customer support services at the beginning of the support period. Effective from FY 2001, the method of recognizing this revenue recognition has been changed and sales revenues from customer support are deferred over the relevant support period.

     The table below shows the year-on-year growth after restating the 2001 third quarter numbers to the revenue recognition policy in use during the corresponding quarter of Fiscal 2000.

------------------------------------------------------------------------------------------------------------------------------------
                                           2001 (Note) ,2                                          2000  (Note) 1,2
               ---------------------------------------------------------------------------------------------------------------------
               Current third quarter                Year-to-date results               Previous third quarter  Year-to-date results

                 From July 1, 2001       Growth     From January 1, 2001   Growth        From July 1, 2000     From January 1, 2000
                                          Rate                              Rate
               To September 30, 2001                To September 30, 2001               To September 30, 2000  To September 30, 2000
------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                      Millions of yen           %          Millions of yen           %        Millions of yen       Millions of yen
Sales                      7,973            49.6                 21,405          43.4               5,330                14,930
Ordinary income            2,730            44.6                  6,227          28.1               1,888                 4,861
Income before taxes        2,713            43.7                  4,090         -30.6               1,888                 5,890
-----------------------------------------------------------------------------------------------------------------------------------

(Note) 1. Quarterly financial information was not disclosed in 2000. The figures for the third quarter of Fiscal Year 2000 in above table are prepared for management purpose and disclosed for reference only.
       2. The figures for the third quarter of Fiscal Year 2001 and Fiscal Year 2000 are not audited.

About Trend Micro
Trend Micro, Inc. is a leader in antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. For additional information and evaluation copies of all Trend Micro products, visit http://www.antivirus.com or http://www.trendmicro.com.
                                  -------------------------

                                      ###

For Additional Information
Mr. Mahendra Negi
Chief Financial Officer / IR Officer
Phone: +81-3-5334-4899
Fax: +81-3-5334-4874
ir@trendmicro.co.jp
-------------------

                                                                    Attachment 2

                                                                October 25, 2001

                                    Company: Trend Micro Incorporated

                                    Representative: Chief Executive Officer
                                                    Chang, Ming-Jang

                                    Code: 4704 Tokyo Stock Exchange 1st Section

                                    Contact: Director, Chief Financial Officer
                                                       Mahendra Negi

                                    TEL: 03-5334-3600

1. Consolidated Unaudited Results of Operations for Three Quarters Ending September 30, 2001

(1)  Consolidated Results of Operations

-----------------------------------------------------------------------------------------------------------
                                                               2001 (Note) 2
                                ---------------------------------------------------------------------------

                                Current third quarter                        Year-to-date
                                                                               results
                                  From July 1, 2001     Growth Rate        From January 1,     Growth Rate
                                                                                  2001
                                 To September 30, 2001                       To September
                                                                               30, 2001
-----------------------------------------------------------------------------------------------------------
                                    Millions of yen            %          Millions of yen             %

Sales                                    7,548             41.6                 20,488            37.2
Cost of sales                              370             82.3                  1,102            36.6
                                ---------------------------------------------------------------------------
Gross profit                             7,178             40.0                 19,385            37.3
Selling, general and
administrative expenses                  4,512             37.2                 13,820            49.1
                                ---------------------------------------------------------------------------
Operating income                         2,665             45.0                  5,564            14.6
Non-operating income                        30            -84.2                    559            48.7
Non-operating expense                      390            180.6                    814           120.6
                                ---------------------------------------------------------------------------
Ordinary income                          2,305             22.1                  5,309             9.2
Unusual gains                                -                -                      -          -100.0
Unusual losses                              17                -                  5,145       171,400.0
                                ---------------------------------------------------------------------------
Income before taxes                      2,288             21.2                    163           -97.2
-----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                             2000  (Note) 1, 2
--------------------------------------------------------------------------------
                                   Previous third     Year-to-date results
                                       quarter
                                From July 1, 2000     From January 1, 2000

                               To September 30, 2000   To September 30, 2000
--------------------------------------------------------------------------------
                                  Millions of yen      Millions of yen
Sales                                  5,330                14,930
Cost of sales                            203                   807
                              --------------------------------------------------
Gross profit                           5,126                14,123
Selling, general and
administrative expenses                3,288                 9,268
                              --------------------------------------------------
Operating income                       1,838                 4,854
Non-operating income                     190                   376
Non-operating expense                    139                   369
                              --------------------------------------------------
Ordinary income                        1,888                 4,861
Unusual gains                              -                 1,033
Unusual losses                             -                     3
                              --------------------------------------------------
Income before taxes                    1,888                 5,890
                              --------------------------------------------------

      Note 1. Change in accounting principle: Please refer to [Supplementary information about the consolidated results of third quarter of Fiscal Year 2001]

(2) Geographic segment information

Sales to third parties

-------------------------------------------------------------------------------------------------------------------------
                                       2001 (Note) 2                                     2000 (Note) 1, 2
                     ----------------------------------------------------------------------------------------------------
                       Current third quarter  Year-to-date results    Previous third quarter      Year-to-date results
                         From July 1, 2001    From January 1, 2001       From July 1, 2000        From January 1, 2000
                       To September 30, 2001  To September 30, 2001    To September 30, 2000    To September 30, 2000
-------------------------------------------------------------------------------------------------------------------------
                          Millions of yen        Millions of yen          Millions of yen            Millions of yen
Japan                          2,921                  7,408                      2,217                      5,873
North America                  2,197                  6,215                      1,522                      4,300
Taiwan                           443                  1,326                        500                      1,332
Europe                         1,516                  4,312                        816                      2,686
Others                           470                  1,224                        274                        737
-------------------------------------------------------------------------------------------------------------------------
          Total                7,548                 20,488                      5,334                     14,930
-------------------------------------------------------------------------------------------------------------------------

      Note     1. Classification of countries and regions is based on
                  geographical proximity.
               2. Classification of countries and regions into each geographic segment.
                  North America: U.S.A.
                  Europe       : Italy, Germany, France, UK
                  Others       : Korea, Australia, Brazil,Hong Kong, Malaysia,
                                 Mexico, New Zealand, China

(3) Basis of consolidation

     The number of consolidated subsidiaries        18 (2 in Japan and 16 in overseas)
     The number of unconsolidated subsidiaries       -

(4) Increase (Decrease) of major assets and liabilities


-------------------------------------------------------------------------------------------------------------
                                 As of September 30, 2001
                                           (Note) 2          Increase (Decrease)  As of December 31, 2000
-------------------------------------------------------------------------------------------------------------
(Assets)                                Millions of yen        Millions of yen       Millions of yen
Cash and bank deposits                       35,308               10,872                 24,435
Notes and accounts
      receivable, trade                       8,246                 (534)                 8,780
Marketable securities                             -               (1,872)                 1,872
Consolidation goodwill                            -               (2,253)                 2,253
Investments in securities                     3,274                2,674                    600
(Liabilities)
Deferred revenue                              7,779                5,189                  2,590
   (Total of short and long term)
Bonds                                        15,300                5,600                  9,700
-------------------------------------------------------------------------------------------------------------

[Supplementary information about the consolidated results of third quarter of FY 2001]

     Basically, the product license agreement, which the parent company and its subsidiaries contract with the end-user, states the article for Post-contract Customer Support (customer support and upgrading of products and its pattern files).

     Until previous consolidated fiscal year, total revenues of the parent company and Trend Micro Incorporated (Taiwan) included a portion of Post-contract Customer Support revenue, recognized at the time when the license was delivered to user.

     Effective current consolidated fiscal year, the revenue recognition method for portion of Post-contract Customer Support has changed as follows: Portion of Post-contract Customer Support revenue is recognized separately from total revenue and it is deferred as Deferred revenues under Current liabilities and Non-current liabilities based on contracted period. Deferred revenue is finally recognized for the contracted period evenly.

   The table below shows the year-on-year growth after restating the 2001 third quarter numbers to the revenue recognition policy in use during the corresponding quarter of Fiscal 2000.

------------------------------------------------------------------------------------------------------
                                                       2001 (Note) 2
                  ------------------------------------------------------------------------------------
                      Current third quarter                       Year-to-date results      Growth
                        From July 1, 2001          Growth         From January 1, 2001       Rate
                      To September 30, 2001          Rate         To September 30, 2001
------------------------------------------------------------------------------------------------------
                         Millions of yen                %           Millions of yen             %
 Sales                         7,973                49.6                 21,405            43.4
 Ordinary income               2,730                44.6                  6,227            28.1
 Income before taxes           2,713                43.7                  4,090           -30.6
------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                             2000  (Note) 1, 2
--------------------------------------------------------------------------------
                           Previous third quarter     Year-to-date results
                             From July 1, 2000        From January 1, 2000
                            To September 30, 2000     To September 30, 2000
--------------------------------------------------------------------------------
                               Millions of yen         Millions of yen
 Sales                              5,330                  14,930
 Ordinary income                    1,888                   4,861
 Income before taxes                1,888                   5,890
--------------------------------------------------------------------------------

     (Note) 1. Quarterly financial information was not disclosed in 2000. The figures for the third quarter of Fiscal Year 2000 in above table are prepared for management purpose and disclosed for reference only.
            2. The figures for the third quarter of Fiscal Year 2001 and Fiscal
               Year 2000 are not audited.